NATIONAL RETAIL FUND III

August 10, 2009

Kevin Rupert

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Correspondence filing for

National Retail Fund III (the “Fund”),

Preliminary Proxy filed on July 27, 2009

File Nos. 333-150171, 811-22199

Dear Mr. Rupert:

Thank you for your final comments provided via telephone on August 10, 2009, with respect to our response to your earlier comments, that we filed with the SEC on Wednesday, August 5, 2009, in connection with the above-identified matter.  You stated that our response was not sufficient to overcome your conclusion that redeeming in kind pursuant to a liquidation, to a shareholder holding 5% or more of the Fund’s assets, would be considered an affiliated transaction in violation of Section 17 of the Investment Company Act of 1940, as amended.  Accordingly, we have revised the proxy statement to remove the option to redeem in kind and, if shareholders vote in favor of the liquidation, we will liquidate the Fund and distribute the Fund’s assets in cash to all shareholders.

For your convenience, we also have included with this correspondence a redlined copy of the Proxy Statement, revised to reflect our response herein.

The Fund hereby acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

 the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact me at 631-470-2616.

National Retail Fund III /s/Emile R. Molineaux Emile R. Molineaux, Secretary

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. ____)

Filed by the Registrant

☒

Filed by a Party other than the Registrant

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Check the appropriate box:

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Preliminary Proxy Statement

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Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))

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Definitive Proxy Statement

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Definitive Additional Materials

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Soliciting Material Pursuant to §240.14a-12

National Retail Fund III

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

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No fee required.

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Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)

Title of each class of securities to which transaction applies:

__________________________________________________________________________________

2)

Aggregate number of securities to which transaction applies:

__________________________________________________________________________________

3)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

__________________________________________________________________________________

4)

Proposed maximum aggregate value of transaction:

__________________________________________________________________________________

5)

Total fee paid:

__________________________________________________________________________________

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Fee paid previously with preliminary materials.

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Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)

Amount Previously Paid:

__________________________________________________________________________________

2)

Form, Schedule or Registration Statement No.:

__________________________________________________________________________________

3)

Filing Party:

__________________________________________________________________________________

4)

Date Filed:

__________________________________________________________________________________

National Retail Fund III

4020 South 147th Street, Suite 2, Omaha, Nebraska 68137

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on August 21, 2009

Dear Shareholders:

The Board of Trustees of National Retail Fund III (the “Fund”) has called a special meeting of the Shareholders, to be held at the offices of the Trust's administrator at 450 Wireless Blvd., Hauppauge, New York 11788, on, August 21, 2009, for the following purposes:

1.

Approval of the liquidation and distribution of all shares of the Fund.

2.

Transaction of such other business as may properly come before the meeting or any adjournments thereof.

Shareholders of record at the close of business on July 27, 2009, are entitled to notice of, and to vote at, the special meeting and any adjournment(s) or postponement(s) thereof.

By Order of the Board of Trustees

Emile R. Molineaux, Secretary

August 10 , 2009

YOUR VOTE IS IMPORTANT

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

A SHAREHOLDER MAY THINK HIS OR HER VOTE IS NOT IMPORTANT, BUT IT IS VITAL. YOUR VOTE COULD BE CRITICAL TO ENABLE THE FUND TO HOLD THE MEETING AS SCHEDULED AND AVOID ADDITIONAL COSTS TO THE FUND, SO PLEASE RETURN YOUR PROXY CARD OR OTHERWISE VOTE PROMPTLY. YOU AND ALL OTHER SHAREHOLDERS WILL BENEFIT FROM YOUR COOPERATION.

National Retail Fund III

4020 South 147th Street, Suite 2, Omaha, Nebraska 68137

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PROXY STATEMENT

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SPECIAL MEETING OF SHAREHOLDERS

To Be Held

August 21, 2009

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees of National Retail Fund III (the “Fund”)  for use at the special meeting of shareholders, to be held at the offices of the Trust's administrator, Gemini Fund Services, LLC, at 450 Wireless Blvd., Hauppauge, New York 11788 (“Gemini”), on August 21, 2009 at 10:00 a.m., Eastern Time, and at any and all adjournments thereof (the “Meeting”).  The Notice of the Meeting, Proxy Statement and accompanying form of proxy will first be mailed to shareholders on or about August 10 , 2009. Only shareholders of record at the close of business on July 27, 2009 (the “Record Date”) will be entitled to vote at the Meeting.  The principal offices of the Fund are located at 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

The presence, in person or by proxy, of the holders of more than one half of the shares of the Fund shall constitute a quorum for purposes of Proposal 1.  As stated in the Fund’s Declaration of Trust, approval of Proposal 1 requires the affirmative vote of more than 50% of the outstanding shares of the Fund eligible to vote as of the record date.

The Shareholders of the Fund are being asked to consider the following proposals:

I.	Approval of the Liquidation and Distribution of all shares of the Fund to shareholders (the “Liquidation”).

II.	Transaction of such other business as may properly come before the meeting or any adjournments thereof.

The total number of Fund shares outstanding and eligible to vote as of the Record Date on July 27, 2009, were 48,774.573 ..

A copy of the Fund’s most recent semi-annual report for the six-month period ended June 30, 2009, including financial statements and schedules, will be available at no charge on or about August 31, 2009, by sending a written request to the Trust’s transfer agent, Gemini Fund Services, LLC, at 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137 or by calling 877- 295-6275.  Said semi-annual report also will be available on the SEC’s website at www.SEC.gov on or about September 10, 2009.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on August 21, 2009: This proxy statement is available at http://www.sec.gov and on the Fund’s website at www.nationalretailfund.com.

PROPOSAL 1:

APPROVAL OF THE LIQUIDATION AND DISTRIBUTION OF ALL SHARES OF THE FUND

The Board of Trustees of National Retail Fund III (the “Fund”) has concluded that, based upon the recommendation of Fund management, it is in the best interests of the Fund and its shareholders that the Fund cease operations.  The Board considered the fact that the Fund’s assets have not grown sufficiently to offset expenses and permit economies of scale to an extent that would enable the Fund to efficiently pursue its investment objective. The Board has determined to close the Fund and redeem all outstanding shares as soon as practicable.  Effective July 14, 2009 the Fund ceased offering new shares of the Fund.

If Proposal 1 is approved by shareholders, the Fund will take all necessary steps to distribute the Fund’s assets to Fund shareholders as soon as practicable after said approval , with a target date of three to five business days after shareholders vote in favor of the liquidation ..  Therefore, if shareholders vote in favor of the liquidation on the shareholder meeting date of Friday, August 21, 2009, with no adjournments thereof, the Fund intends to begin distributing the Fund’s assets to shareholders on or about Monday, August 24, 2009, based on the closing Net Asset Value per share of the Fund at the close of business on Friday, August 21, 2009.   If insufficient votes are cast to attain a quorum at the shareholder meeting, the meeting may be adjourned to a future date while additional votes are solicited.  Adjournments may continue up to 180 days from the Record Date if a quorum is not attained. If shareholders ultimately do not approve this proposal, the Board will then decide what further action to take to pursue the shareholders’ and the Fund’s best interests.

If Proposal 1 is approved,  Fund assets will be liquidated and distributed to the shareholder’s address of record, in cash .. on the closing date.  As of August 5, 2009, approximately 3/5ths of the Fund’s holdings were in cash.

Unless your investment in the Fund is through a tax-deferred retirement account, a redemption is subject to tax on any taxable gain.  Please refer to the Tax section in the Prospectus for general information. You may wish to consult your tax advisor about your particular situation.

If you have questions or need assistance, please contact your financial advisor directly or the Fund at 1-877-295-6275.

If shareholders vote in favor of liquidation, the Fund will wind down and will take steps to deregister with the various regulatory authorities, including the State of Delaware and the SEC.

MANAGEMENT AND THE BOARD OF TRUSTEES RECOMMEND

A VOTE IN FAVOR OF PROPOSAL 1.

THE PROXY

The Board of Trustees solicits proxies so that each shareholder has the opportunity to vote on the proposals to be considered at the Meeting.  A proxy for voting your shares at the Meeting is enclosed.  The shares represented by each valid proxy received in time will be voted at the Meeting as specified.  If no specification is made, the shares represented by a duly executed proxy will be voted for approval of the proposed Liquidation, and at the discretion of the holders of the proxy on any other matter that may come before the meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement.  You may revoke your proxy at any time before it is exercised by (1) submitting a duly executed proxy bearing a later date, (2) submitting a written notice to the President of the Trust revoking the proxy, or (3) attending and voting in person at the Meeting.

VOTING SECURITIES AND VOTING

The close of business on July 27, 2009 is the record date for determining the shareholders entitled to notice of and to vote at the Meeting or any adjournment(s) thereof (the "Record Date"). There were 48,774.573 shares of beneficial interest of the Fund issued and outstanding as of the Record Date.  Only shareholders of record on the Record Date are entitled to vote at the Meeting on Proposal 1.   Each shareholder is entitled to one (1) vote per share held, and fractional votes for fractional shares held, on any matter submitted to a vote at the Meeting.

An affirmative vote of the holders of a majority of the outstanding shares of the Fund is required for the approval of the proposed Liquidation.  As stated in the Fund’s Declaration of Trust, approval of Proposal 1 requires the affirmative vote of more than 50% of the outstanding shares of the Fund eligible to vote as of the record date.

Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum and the number of shares of the Fund represented at the meeting, but they are not affirmative votes for any proposal.  As a result, with respect to approval of the proposed Liquidation, non-votes and abstentions will have the same effect as a vote against the proposal because the required vote is a percentage of the shares present or outstanding.  Because Trustees are elected by a plurality, non-votes and abstentions will have no effect.

SHAREHOLDER PROPOSALS AND ANNUAL MEETING

The Trust has not received any shareholder proposals to be considered for presentation at the Meeting.  Under the proxy rules of the Securities and Exchange Commission, shareholder proposals may, under certain conditions, be included in the Trust's proxy statement and proxy for a particular meeting.  Under these rules, proposals submitted for inclusion in the Trust's proxy materials must be received by the Trust within a reasonable time before the solicitation is made. The fact that the Trust receives a shareholder proposal in a timely manner does not insure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion.  You should be aware that annual meetings of shareholders are not required as long as there is no particular requirement under the 1940 Act which must be met by convening such a shareholder meeting.

COST OF SOLICITATION

The Board of Trustees of the Trust is making this solicitation of proxies.  The cost of preparing and mailing this Proxy Statement, the accompanying Notice of Meeting and proxy and any additional materials relating to the meeting will be paid by the Fund.   In addition, to the extent necessary, the cost of soliciting proxies also will be paid by the Fund.

Proxies are being solicited by mail. Additional solicitations may be made by telephone, e-mail, or other personal contact by officers or employees of Gemini and the Fund.  As the meeting date approaches, shareholders of the Fund may receive a call from a representative of Gemini if the Fund has not yet received their vote. Authorization to permit Gemini to execute proxies may be obtained by telephonic instructions from Fund shareholders.  Proxies that are obtained telephonically will be recorded in accordance with the procedures set forth below. Management of the Fund believes that these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately determined.  In all cases where a telephonic proxy is solicited, Gemini is required to ask the shareholder for the shareholder’s full name, address, social security number or employer identification number, title (if the person giving the proxy is authorized to act on behalf of an entity, such as a corporation), the number of shares owned and to confirm that the shareholder has received this Proxy Statement in the mail.

If the shareholder information solicited agrees with the information provided to Gemini by the Fund, Gemini has the responsibility to explain the process, read the proposal listed on the proxy card, and ask for the shareholder’s instructions on the proposal.  Gemini, although permitted to answer questions about the process, is not permitted to recommend to the shareholder how to vote, other than to read any recommendation set forth in this Proxy Statement.  Gemini will record the shareholder’s instructions on the card. Within 72 hours, Gemini will send the shareholder a letter to confirm the shareholder’s vote and asking the shareholder to call Gemini immediately if the shareholder’s instructions are not correctly reflected in the confirmation.

OTHER MATTERS

The Trust’s Board of Trustees knows of no other matters to be presented at the Meeting other than as set forth above.  If any other matters properly come before the meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement, the persons named as proxies will vote the shares represented by the proxy on such matters in accordance with their best judgment, and discretionary authority to do so is included in the proxy.

PROXY DELIVERY

If you and another shareholder share the same address, the Trust may only send one proxy statement unless you or the other shareholder(s) request otherwise.  Call or write to the Trust if you wish to receive a separate copy of the proxy statement, and the Trust will promptly mail a copy to you.  You may also call or write to the Trust if you wish to receive a separate proxy in the future, or if you are receiving multiple copies now, and wish to receive a single copy in the future.  For such requests, call 877- 295-6275, or write the Trust’s transfer agent, Gemini Fund Services, LLC, at 4020 South 147th Street, Suite 2, Omaha, Nebraska 68137.

BY ORDER OF THE BOARD OF TRUSTEES

PLEASE DATE AND SIGN THE ENCLOSED PROXY AND RETURN

 IT PROMPTLY IN THE ENCLOSED REPLY ENVELOPE.

PROXY CARD

NATIONAL RETAIL FUND III

SPECIAL MEETING OF SHAREHOLDERS

The undersigned shareholder of National Retail Fund III (the  “Fund”), hereby nominates, constitutes and appoints Andrew B. Rogers and Emile R. Molineaux, and each of them, the attorney, agent and proxy of the undersigned, with full powers of substitution, to vote all the shares of the Fund which the undersigned is entitled to vote at the Meeting of Shareholders of the Fund to be held at the principal executive offices of the Trust's administrator, Gemini Fund Services, LLC, located at 450 Wireless Blvd., Hauppauge, New York 11788, at 10:00 a.m. Eastern time on August 21, 2009, and at any and all adjournments thereof, as fully and with the same force and effect as the undersigned might or could do if personally present on the proposal set forth below.

1. Approval of the Liquidation of the Fund

⁪ FOR                            ⁪ AGAINST                        ⁪ ABSTAIN

The Board of Trustees recommends a vote "FOR" the above proposal.  The Proxy shall be voted in accordance with the recommendations of the Board of Trustees unless a contrary instruction is indicated, in which case the Proxy shall be voted in accordance with such instructions.  In all other matters, if any, presented at the meeting, this Proxy shall be voted in the discretion of the Proxy holders, in accordance with the recommendations of the Board of Trustees, if any.

PLEASE SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE

YOU MAY ALSO CAST YOUR VOTE BY CALLING TOLL-FREE 1-877- 295-6275.

IF YOU HAVE ANY QUESTIONS REGARDING THE PROPOSAL OR ABOUT HOW TO

CAST YOUR VOTE, PLEASE CALL THE ABOVE NUMBER.

REPRESENTATIVES ARE AVAILABLE TO ASSIST YOU MONDAY THROUGH FRIDAY

9:30 AM TO 4:00 PM EASTERN TIME

DATED: August 10 , 2009

_______________________________

(Signature of Shareholder)

_______________________________

(Signature of Joint Shareholder)

(Please date this proxy and sign your name as it appears on the label.

Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

This Proxy is solicited on behalf of the Trust's Board of Trustees, and may be revoked prior to its exercise by filing with the Secretary of the Trust an instrument revoking this Proxy or a duly executed Proxy bearing a later date, or by appearing in person and voting at the meeting.